Exhibit 99.3

November 6, 2009	TSX: QC NYSE AMEX: QCC

QUEST CAPITAL REPORTS THIRD QUARTER 2009 RESULTS

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), a Canadian Mortgage Investment Corporation (“MIC”), today reported its financial results for the three and nine months ended September 30, 2009, including continued progress in monetizing its loan portfolio and its plans to begin to repurchase its preferred shares.

“Quest’s market-responsive strategies have started to pay off as we continued to monetize more loans in the quarter, we are achieving the financial flexibility we believe is paramount for our future,“ said A. Murray Sinclair, Quest Chairman. “The cash generation from our strategies has allowed us to cancel our revolving debt facility, initiate cash dividend payments to our preferred shareholders and begin to repurchase our preferred shares as part of an agreement we announced on September 30, 2009.  These achievements are in line with our expectations and reflect the hard work we believe is necessary to combat challenging conditions in our markets.”

THIRD QUARTER RESULTS

•	The Company’s cash position increased to $10.7 million at September 30, 2009 from $3.1 million at June 30, 2009.
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$15 million of loans were monetized.  This represents 8 loans repaid in full and 6 partial repayments.  This does not include the successful remediation of a $27 million construction loan in Vancouver, British Columbia which should be monetized early to mid 2011.

•	Debt-facility-and-preferred-share-liability to equity ratio was 0.14 to 1 at September 30, 2009 a significant improvement from the ratio of 0.27 to 1 a year earlier.
•	Net interest income was $2.7 million compared to $11.7 million a year ago reflecting a reduction in performing loans upon which interest is recognized.
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The Company was unprofitable due to specific loan loss provisions of $8.1 million (5 cents per share) compared to $2.3 million in 2008. Net loss was $5.2 million (3 cents per share) compared to net income of $6.4 million (4 cents per share) a year earlier.

NINE MONTH RESULTS

•	$53 million of loans were monetized. This represents 17 loans repaid in full and 15 partial repayments.
•	Net interest income was $13.1 million compared to $33.2 million a year ago.
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Net loss was $8.1 million (loss of 5 cents per share) including specific loan loss provisions of $26.8 million (18 cents per share) as well as $1.5 million in severance costs (1 cent per share) compared to net income of $21.0 million (14 cents per diluted share) a year ago.

•	Shareholders’ equity at September 30, 2009 was $288 million, down $3 million from $291 million at December 31, 2008.
•	Book value per share at September 30, 2009 was $1.90 compared to $1.98 at December 31, 2008.

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941

CREDIT QUALITY

As anticipated, due to weak economic and credit market fundamentals during the first nine months of 2009, the Company had impaired loans of $168 million to 19 borrowers compared to $162 million (17 borrowers) at June 30, 2009 and $19 million (4 borrowers) at September 30 2008. Remedial action has been taken on each impaired loan.  On 14 of these loans totaling $141 million, specific reserves in the amount of $27 million have been provided.  Management has not provided for the remaining loans because the estimated net realizable value of their collateral, at this time, is in excess of the carrying value.

DIVIDEND POLICY AND TAX LOSS CARRY FORWARDS

At September 30, 2009, there were $20 million of tax losses carried forward which may be utilized further in 2009 and future years to offset taxable income. Quest did not have taxable income in the third quarter of 2009 nor was the Company able to utilize its tax losses carried forward. Accordingly, the Company did not declare a quarterly common share dividend on September 30, 2009. Quest will not be paying a dividend on its common shares until it has utilized all of its tax losses and at this time, under the current economic circumstances, Quest cannot reasonably determine the timing, in the short term, of the utilization of its tax loss carry forwards.

OUTLOOK

“Canadian credit and real estate markets continue to show improvements,” said Brian Bayley, Quest President and CEO. “However, many of our borrowers still remain challenged in finding take-out financing and as a result, risk of loan impairments remains.  For that reason, in order to preserve the value of the portfolio, where borrowers are providing additional security, guarantees and/or principal reductions, Quest has and will extend the terms of its loans to allow borrowers to obtain take out financing or conduct an orderly sale of the properties. We’re confident that this is the right formula for preserving capital and realizing shareholder value.”

Jim Grosdanis, CFO added “Where borrowers are unable or unwilling to provide additional security, Quest actively pursues the enforcement of its rights which will lead to loans classified as impaired.  With the continuing monetization of its loan portfolio and the recent amendment of its preferred shares, Quest has a better ability to preserve value during negotiations and offers on several of its problem loans.”

CONFERENCE CALL

A conference call will be hosted by A. Murray Sinclair, Chairman, and Jim Grosdanis, Chief Financial Officer. It will begin at 11:00 am Eastern Daylight Savings Time on November 9, 2009 and can be accessed by dialing (416) 644-3422.  The call will be recorded and a replay made available for one week ending Monday, November 16, 2009 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 and entering passcode 21311672 followed by the number sign.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts:
A. Murray Sinclair, Chairman
or
Jim Grosdanis, Chief Financial Officer
(P): (604) 687-8378 (Toll Free): (800) 318-3094

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.